NXT REPORTS 2009 FINANCIAL AND OPERATIONAL RESULTS

Thursday May 6, 2010

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA –NXT Energy Solutions Inc, (“NXT” or “the Company”) is pleased to announce its financial and operating results for the year ended December 31, 2009.  All selected and referenced financial information should be read in conjunction with the audited consolidated financial statements and management discussion and analysis that were filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on NXT’s website at www.nxtenergy.com.

Selected Annual Information

We are pleased with our Company’s resilience following significant economic events originating in 2008.  Exploration activity seriously diminished in Canada as a result of the credit crisis and falling commodity prices.  In response the Company adopted an international strategy in late 2008 with an objective to find revenue opportunities outside of Canada for our proprietary SFD® survey.

We are happy to report achieving success in this objective and have now developed a respected market position in Colombia that we intend to utilize as a “springboard” to other international markets.

Colombia has many characteristics desirable for achieving market success for our SFD® survey system.  Colombia was recently described as a “magnet for exploration and production companies” by the Wall Street Journal. With a business friendly approach and practical resource policies, Colombia attracts a large number of exploration and production companies from around the world.  Each of these companies is confronted with significant challenges in acquiring the geological and geophysical data required to evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost of seismic. SFD® is a very effective tool to help overcome these problems.

These operational SFD® advantages were recognized in Colombia resulting in early commercial and technical successes.

•

Our first contract for U.S. $2.3 million was conducted in the second quarter of 2009. Our SFD® survey of 1,800 kilometers replaced, at no extra cost to our client, a 100 kilometer seismic survey commitment.  Notably, permits for a seismic program may take six months with the actual seismic survey taking potentially another year.  By contrast the SFD® survey was completed in only two months.  The interpreted SFD® report provided our client with data to evaluate their block, focus future seismic programs and support a decision to relinquish un-prospective land back to the government.

•

Later in 2009 we completed a U.S. $1.0 million survey with an independent operating subsidiary of a large Colombian oil company. This client is currently planning and conducting seismic and drilling programs in the surveyed areas on targets identified by SFD®.

•

In the first quarter of 2010 a national oil company, controlling large unexplored blocks in Colombia, contracted NXT for a pilot program to evaluate SFD® in both their onshore and offshore concession areas. We completed flying the surveys in early March and delivered the final report to the client mid April.

In less than a year we have been contracted to provide nearly Cdn. $4.0 million of surveys by three large Colombian operators. Jointly, these three companies with their partners control approximately 43% of the large blocks available for survey in Colombia and are also active in other Latin American markets.

In the same period we developed a Colombian team and set up a branch office in Bogota.  NXT is currently very active in marketing its SFD® survey services to other Colombian based companies as well as offering previously obtained SFD® survey data to companies for their evaluation of Colombia 2010 bid round lands.  We have now contacted over 30 companies operating in Colombia and are diligently pursuing these leads.

In addition to conducting revenue surveys for our three current clients, we have been active in conducting non-revenue blind tests for these clients as well as for another large international company.  The purpose of these tests is to demonstrate SFD® survey effectiveness in a number of geological formations, both onshore and offshore.  The tests involve conducting an SFD® survey over an area where the client possesses non-public geological data.  NXT then works with the client to integrate and compare the SFD interpreted results with their existing data.  Clients have advised that we have satisfied these initial tests to evaluate SFD®.

Penetrating the Colombian market has resulted in additional costs being incurred by the company which we believe are important for the development of our business plan.  These costs included the devotion of management and technical resources in country, the conducting of the blind tests and other expenses that might be reduced in the future. Management will continue to evaluate our overall business plan including cost structure, management and technical resources and our marketing plan for Colombia and elsewhere with the objective of achieving revenue growth and profitability.  However we must caution that we are in an early stage of market adoption of SFD® (particularly given the size of the market potential) and our revenue could still be uneven as clients assess how to best utilize SFD® within their exploration programs.

We believe the strength of our technology, the continued build-out of our team and the endorsements we are earning from our customers will position us for growing success over the coming years. We plan to build on our current success in Colombia and use this success to open up other new market opportunities.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain whether onshore or offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward-looking statements.  When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.